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                                                                      Exhibit 12


                          RIGGS NATIONAL CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                            (Dollars in thousands)*



                                                               Year Ended December 31,
                                     -----------------------------------------------------------------------
                                            1996          1995          1994          1993          1992
                                     -----------------------------------------------------------------------
Income (Loss) before income taxes          $ 72,117      $ 88,148      $ 33,486      $(88,571)     $(22,121)

Fixed charges
Interest expense                            139,891       147,821       112,723       122,130       189,604
Estimated interest component
  of net rental payments                          -             -             -             -             -
                                        -----------   -----------   -----------   -----------   -----------
Total fixed charges including
interest on deposits                        139,891       147,821       112,723       122,130       189,604
Less: Interest on deposits                  109,976       113,986        83,557       101,094       170,208
                                        -----------   -----------   -----------   -----------   -----------
Total fixed charges excluding
  interest on deposits                       29,915        33,835        29,166        21,036        19,396

Income before taxes and
  fixed charges (including interest
    on deposits)                            212,008       235,969       146,209        33,559       167,483
Income before taxes and
  fixed charges (excluding interest
    on deposits)                            102,032       121,983        62,652      (67,535)       (2,725)

Preferred stock dividends                    10,750        10,750        12,124         1,434           358

Ratio of earnings to fixed charges
  Including Interest on Deposits               1.52          1.60          1.30           n/a           n/a
  Excluding Interest on Deposits               3.41          3.61          2.15           n/a           n/a

Ratio of earnings to fixed charges &
  Preferred Stock Dividends
  Including Interest on Deposits               1.41          1.49          1.17           n/a           n/a
  Excluding Interest on Deposits               2.51          2.74          1.52           n/a           n/a

 * Earnings include consolidated earnings of the Corporation's national banking subsidiaries, which may not be available (due to legal limitations on the sources and amounts of dividends national banks are permitted to pay their parent companies) to cover fixed charges of the Corporation. Fixed charges include interest on long-term debt and preferred stock dividends, which are obligations of the Corporation. During the years ended December 31, 1993, 1992 and 1991, earnings were insufficient to cover fixed charges (including interest on deposits) and preferred stock dividend requirements by $90.0 million, $22.5 million, and $72.1 million, respectively. On a pro forma basis, assuming the sales of the Series A and C Preferred Securities were consummated as of the beginning of the respective periods, earnings would have been sufficient to cover fixed charges (including interest on deposits) and preferred stock requirements by $55.1 million for the year ended December 31, 1996. The proceeds from the sales of the Series A and C Preferred Securities (approximately $350 million cumulative) are assumed to be invested in short-term securities.